[LOGO OF ESSENTIAL GROUP, INC.]

November 3, 2005

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Essential Group, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2004

Filed March 30, 2005 (the “Form 10-K”)

File No. 005-77938

Dear Mr. Rosenberg:

We have considered the comments of the Staff contained in the letter dated October 20, 2005 relating to Essential Group, Inc.’s (the “Company”) Form 10-K and have the following responses. For ease of reference, the numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter.

Consolidated Financial Statements

Notes to Consolidated Financial Statements, page F-7

1. Lines of Business, page F-7

1.	In our response letter dated August 12, 2005, we stated that site management, patient recruitment and contract research organization services represent “a single group of similar services.” This statement took into account paragraph 37 of SFAS 131 as all of these services are provided to a homogenous client base in the process of conducting Phase I through Phase IV of human clinical trials in the testing of a client’s drug or medical device. That is, all of these component services are required for the management of the clinical trials, but the client may not necessarily elect the full set of management services from the Company.

In our response of August 12, 2005, we asserted “Each of these services are not distinct businesses. The distinction in brand names is related to the scope and breadth of services contracted and provided.” The latter statement was made to clarify the component

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Jim B. Rosenberg

November 3, 2005

services, or scope of services (AmericasDoctor site management services, Essential Patient Recruitment services and Essential CRO services), that fall into one similar group of services (Clinical Management Services) provided to our client base. The use of separate branding provides visibility to clients of the scope of services, thus minimizing the potential of a client from arbitrarily rejecting all of these services. A client may choose, some or all of, a single service offering or multiple service offerings as part of its decision to outsource to Essential Group for the management of its clinical trial. Services for a Phase I clinical trial may differ from a Phase II or Phase III trial in both scope and breadth. The scope and breadth of clinical management services provided by the Company are determined by a number of factors, including the phase of trial (e.g. Phase I, Phase II, etc.) and the selection of services that a client chooses to outsource. For example, a client may choose to provide certain services themselves and outsource a portion of other services, while another client may choose to outsource all services (e.g. site management, patient recruitment, project management, etc.). These are a few examples of how the “scope and breadth” of services may be affected, yet all of these services are part of a similar group that the client may need for completing a clinical study.

As such, we continue to believe that AmericasDoctor site management services, Essential Patient Recruitment services and Essential CRO services represent one group of similar products and services provided to pharmaceutical and biotechnology firms in conducting clinical research.

3. Summary of Significant Account Policies, page F-9

Revenue Recognition, page F-10

2.	You requested that we explain why recognizing revenue based on hours worked is appropriate under SAB 104. Our contracts with clients identify services that can be billed on a stand alone basis at specific prices for the particular services performed. These services may have various forms of input and output measures; however revenue is recognized according to the contractual terms of each agreement. These contractual agreements are generally based on a “time and material” basis. In conducting clinical research, pharmaceutical and biotechnology firms outsource certain capabilities and services to the Company that will enable the clinical study to be completed, thus enabling the data collected from the study to be submitted to the FDA for approval. For example, project management services are contracted based on time worked or resources committed to a project, thus a “per diem” or a “monthly” fee may be the contracted revenue terms. While delivery of the service is enabled by the monitoring visit or the project management time, the earned revenue is based on hours or time worked. In the

Jim B. Rosenberg

November 3, 2005

event that a milestone or particular deliverable serves as the basis for earned revenue, then the Company does not recognize revenue until that milestone or deliverable is achieved. Furthermore, in the event that the contract is terminated, the time, materials, expenses, milestones, and/or deliverables incurred or achieved by the Company are still earned and due to the Company based on the actual amounts through the effective termination date.

As a result, the Company recognizes revenue based on hours worked in accordance with the contractual obligations associated with the services being performed.

We trust that this response is satisfactory. If you have further questions or comments, please contact the undersigned at (847) 855-7507.

Sincerely,

/s/ Dennis N. Cavender

Dennis N. Cavender

Executive Vice President, Chief Financial

Officer and Secretary

cc:	Tabatha Akins

Oscar Young

Timothy J. Melton